Mail Stop 3561

December 5, 2007

Mr. John Catsimatidis
Chairman and Chief Executive Officer
United Refining Energy Corp.
823 Eleventh Avenue
New York, New York 10019

>   **Re: United Refining Energy Corp**
>   **Amendment No. 4 to Registration Statement on Form S-1**
>   **Filed December 3, 2007**
>   **File No. 333-144704**

Dear Mr. Catsimatidis:

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note the additional disclosure that on November 30, 2007 the company
        granted warrants to the sponsor. See page 11. Please disclose the nature of the
        grant throughout the prospectus and the amount paid, if any, by the sponsor for
        these warrants. In addition, please revise the disclosure in Part II to disclose the
        exemption claimed for this transaction and the facts relied upon to make the
        exemption available. See Item 701 of Regulation S-K.

2.   We note that the underwriters' compensation has been modified such that the
        underwriters shall no longer receive the unit purchase option. Please remove all
        references to the purchase option throughout the document (e.g., pages 70 - Note
        (1), and 89 - 4th bullet).

3.   On page 68 in the first sentence after the dilution table, you refer to the pro forma
        net tangible book value after the offering as $14.04. This appears to not have
        been updated to reflect the current offering and is not consistent with the $6.80
        presented in their table. Please correct the disclosure or advise.

Financial Statements

Notes to Financial Statements

Note 6 – Subsequent Events, F-10

4.   We note you granted 2.5 million warrants to your sponsor, United Refining, Inc.,
        an entity beneficially owned by your Chief Executive Officer. We also note that
        you plan to account for this warrant grant as a dividend. Please provide us with
        your analysis supporting your accounting treatment of this grant (i.e. dividend)
        and tell us why you believe compensation expense should not be recognized.
        Please ensure to cite the authoritative literature supporting your accounting
        treatment.

5.   We note you determined the fair value of the sponsor warrants using the Black-
        Scholes model. Tell us how you determined your volatility assumption of 26.67%
        and how your volatility determination is consistent with paragraph 23 of FAS
        123(R). Also, ensure your explanation details the reasons why there was a
        significant decrease in volatility from 48.85% used in your fair value calculation
        of the underwriter purchase option in amendment two.

* * * * *

   As appropriate, please amend your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

   You may contact Blaise Rhodes at (202) 551-3774 or Brian Bhandari at (202) 551-3390 if you have questions regarding the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or Thomas Kluck, who supervised the review of your filing, at (202) 551-3233 with any other questions.

            Sincerely,

            John Reynolds
            Assistant Director

cc: Douglas S. Ellenoff, Esq.
   Fax (212) 370-7889